EXHIBIT 99.1

7 September 2006

World Gaming plc/Sportingbet Plc

STATEMENT REGARDING POSSIBLE OFFER

The Boards of World Gaming plc (“World Gaming”) and Sportingbet plc (“Sportingbet”) note the recent movement in World Gaming’s share price and confirm that they are in very preliminary discussions which may or may not result in Sportingbet making a recommended all share offer for World Gaming. Based on the closing price of a Sportingbet share of 244 pence per share on 6 September 2006, the offer envisaged would value each World Gaming share at an implied price of 104 pence. There can be no certainty whatsoever that agreement will be reached and an offer will be forthcoming.

The proposed transaction remains subject, inter alia, to due diligence by both parties which has not yet commenced.

World Gaming confirms that it has 54,428,630 ordinary shares of 0.2p each in issue with ISIN GB00B07RW076 in accordance with Rule 2.10 of the City Code.

For further information please contact:

World Gaming plc	Tel. +1 888 883 0833

Daniel Moran, Chief Executive

Daniel Stewart & Co plc	Tel. 020 7776 6550

Ruari McGirr

College Hill	Tel: 020 7457 2020

Matthew Smallwood

Sportingbet Plc

Simon Gregory, Director of Corporate Finance	Tel: 020 7184 1800

Investec Investment Banking

David Currie

James Wheatcroft

Stefan Borson	Tel: 020 7597 5970

Smithfield (media)

George Hudson	Tel: 020 7903 0669

Daniel Stewart plc (“Daniel Stewart”) which is authorised and regulated in the United Kingdom by The Financial Services Authority is acting for World Gaming in relation to the matters described in this announcement and is not advising any other person, and accordingly will not be responsible to anyone other than World Gaming for providing the protections afforded to customers of Daniel Stewart or for providing advice in relation to the matters described in this announcement.

Investec Investment Banking, a division of Investec Bank (UK) Limited “Investec”) which is authorised and regulated in the United Kingdom by The Financial Services Authority is acting for Sportingbet in relation to the matters described in this announcement and is not advising any other person, and accordingly will not be responsible to anyone other than Sportingbet for providing the protections afforded to customers of Investec or for providing advice in relation to the matters described in this announcement.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the “Code”), if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of World Gaming or Sportingbet, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of World Gaming or Sportingbet, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of World Gaming or Sportingbet or any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.